UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Abengoa presents its Business Plan and Financial Restructuring Proposal

March 11th 2016.- Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) (the “Company”), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, informs that the Company and its financial advisors (Alvarez & Marsal and Lazard) and the creditors’ financial advisors (KPMG and Houlihan Lokey) will hold a conference call on Wednesday 16th, 2016 at 3:30 pm Madrid time, 9:30 am New York time, to provide all lenders with a general overview of the business plan and the proposed financial restructuring plan and address any questions in respect thereof.

The presentation that will be used during the conference call, will be published on Abengoa’s website: www.abengoa.com

Dial-in details to access the conference call will be provided in due course. A replay of the call will be available at the Investor Relations page of Abengoa’s corporate website after the conference call is completed.

For further information, bondholders are required to register online using the following link www.abengoa.com/web/en/accionistas_y_gobierno_corporativo/agenda_del_inversor/formulario/index.html

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. www.abengoa.com

Communication Department:	Investor Relations:
Cristina Cabrera Angulo	Ignacio García-Alvear
Tel: +34 954 93 71 11	Tel: +34 954 93 71 11
E-mail: communication@abengoa.com	E-mail: ir@abengoa.com

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And on our blog: http://www.theenergyofchange.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 11 March, 2016	By:	/s/ Joaquín Fernández de Piérola
	Name:	Joaquín Fernández de Piérola
	Title:	CEO